

September 20, 2012

<u>Via E-mail</u>
Mr. James Cowan
Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, Missouri 63301

      Re: **American Railcar Industries, Inc.**
                Form 10-K for the year ended December 31, 2011
                Filed March 2, 2012
                Form 10-K/A for the year ended December 31, 2011
                Filed March 7, 2012
                Form 10-Q for the quarter ended June 30, 2012
                Filed August 3, 2012
                File No. 000-51728

Dear Mr. Cowan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>
<u>Results of Operations, page 30</u>

1. We note that your MD&A discussion of your results of operations section includes a discussion of the changes in gross profit. We further note that cost of revenues represents a significant portion of gross profit as a percentage of revenues. In this regard, we believe that you should discuss and analyze total revenues and cost of revenues (rather than just margins) in your MD&A results of operations section. Because margins are

impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenues is necessary and appropriate. Please revise future filings accordingly.

Liquidity and Capital Resources, page 32

2. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in the company's financial statements as required by Item 303(a) of Regulation S-K.

Exhibit 12. Computation of Ratio of Earnings (Loss) to Fixed Charges

3. Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2010, please revise future filings to eliminate disclosure of this ratio for 2010 and to disclose the dollar amount of the company's deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

Annual Report on Form 10-K/A for the year ended December 31, 2011

Financial Statements, page 40
Notes to Consolidated Financial Statements, page 48
Note 15 – Employee Benefit Plans, page 64

4. Please revise future filings to include all disclosures required by ASC 715-20-50. In this regard, we note that the disclosures concerning the health care trend rates required by ASC 715-20-50-1 l have not been provided in your financial statements.

Note 18 – Stock Based Compensation, page 70

5. We note from the disclosure in the first paragraph on page 72 that 190,200 stock appreciation rights with an exercise price of $29.49 were exchanged for 95,100 SARs with an exercise price of $14.12 on May 14, 2010. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for the exchange of such SARs, including whether the SARs granted in 2007 were canceled and the effect this exchange transaction had on your compensation expense and related SAR liabilities for 2010.

6. We note from the last paragraph on page 72 that the company utilized the simplified method for purposes of determining the expected life of its SARs granted during the various periods presented in the company's financial statements. We also note that it has been several years since the company completed the initial public offering of its common shares. As a result, we would expect that the company would have the ability to determine more detailed information as to the exercise behavior associated with its SAR grants and would no longer be using the simplified method outlined in SAB Topic 14:D.

Please tell us and revise the notes to your financial statements in future filings to explain in further detail why the company continues to utilize the simplified method for purposes of determining the expected life of its SAR grants. Refer to the guidance outlined in SAB Topic 14:D.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3
Condensed Consolidated Statements of Cash Flows, page 7

7. We note from your statement of cash flows for the six months ended June 30, 2012 that the company is now reflecting the cost of leased railcars as a component of cash flows from investing activities. Please tell us and explain in the notes to your financial statements in future filings how the cash outflows for such leased railcars are determined. As part of your response, please also indicate if the company is aware at the time the railcar is produced whether it will be sold or leased. We may have further comment upon review of your response.

Notes to Condensed Consolidated Financial Statements, page 8
Note 6 – Property, Plant and Equipment, page 10
Lease Agreements, page 11

8. We note from the disclosure included in Note 6 that the company has increased activity in railcar operating leasing arrangements during 2012. Please tell us, and revise future filings to disclose your accounting policy for the recognition of gains and losses on the sale of railcars under operating leases. As part of your response and your revised disclosure, please indicate where such gains and losses will be reflected in your consolidated statements of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 30

9. We note that your presentation of manufacturing revenues in the tables on page 30 and 33 and in your MD&A discussion of results of operations, includes an estimate of revenues relating to railcars built for your lease fleet that is eliminated in consolidation. We also note that earnings from operations for your manufacturing segment as presented in the tables on page 30 and 33 and in your MD&A discussion, includes an estimated profit from these railcars as if the cars were sold to a third party that is also eliminated in consolidation. Please tell us why you believe including estimated sales and profits for railcars that were manufactured specifically for your leasing fleet, and therefore were not intended to be sold to third parties, in your segment results and related MD&A discussion of your segment results is appropriate. As part of your response, please indicate whether

such revenues and related profits are reflected in the company's internal reports for the company's operating segments that are used by the company's chief operation decision maker for purposes of assessing segment performance and for making decisions about allocation of resources. We may have further comment upon receipt of your response.

10. In a related matter, we note that your MD&A discussion in the first paragraph on page 31 indicates that the primary reasons for the increase in manufacturing revenues during the three months ended June 30, 2012 was due to an increase in railcar shipments driven by strong customer demand, improved pricing and a shift in sales mix to more tank railcars. As the tables on page 30 indicate that the majority of the increase in manufacturing revenues was attributable to the estimated sales generated from railcars manufactured for your leasing segment, this disclosure appears to be potentially misleading to the users of your of your financial statements. Please revise future filings to clearly indicate that the estimated sales for railcars manufactured for your leasing segment was the primary factor responsible for increased sales for this segment during the three months ended June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief